701 Pennsylvania Avenue NW, Suite 200 Washington DC 20004 t 202 508 5800 f 202 508 5858
August 4, 2023	direct dial 202 508 5818 direct fax 202 585 0074 sdonahoe@kilpatricktownsend.com

VIA EDGAR

Mr. Todd K. Schiffman

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gouverneur Bancorp, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed July 24, 2023

File No. 333-272548

Dear Mr. Schiffman:

On behalf of Gouverneur Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on June 24, 2023 (the “Pre-Effective Amendment No. 1”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on August 1, 2023 with respect to the Pre-Effective Amendment No. 1. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

Improving our technology platform, platform, page 5

1.	We note your revised disclosure on page 5 and your response to comment 2. Clarify how you will make investments through your third party core processor. Additionally, discuss your third-party risk management processes. On page 98 under “Board Leadership and the Board’s Role in Risk Oversight” discuss the Board's role in managing such risks.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

August 4, 2023

Response to Comment No. 1:

Please see the revised disclosure on pages 5, 67 and 98 of the prospectus included as part of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page B-3

2.	We note your response to comment 9 and revised disclosure on page B-3, and reissue our comment. Please revise your disclosures to include a more fulsome description as to how you are arriving at the amounts presented on your pro forma statements of operations as described in your response, or tell us where this is clearly disclosed. Specifically, we refer to the requirement in Rule 11-02(c)(3) of Regulation S-X that disclosure must be made of the periods combined and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma statement of comprehensive income (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period).

Response to Comment No. 2:

The disclosure on page B-3 has been revised to indicate that, for the year ended September 30, 2022, (i) the “Gouverneur Bancorp” column includes the actual results of operations of Gouverneur Bancorp, inclusive of Citizens Bank of Cape Vincent results, for the period beginning on September 17, 2022 and ending on September 30, 2022 and (ii) the “Citizens Bank of Cape Vincent” column includes the actual unaudited results of operations of Citizens Bank of Cape Vincent for the period beginning on October 1, 2021 and ending on September 16, 2022.

Please see the revised disclosure on page B-3 of the prospectus included as part of the Amended Registration Statement.

Consolidated Statement of Cash Flows, page F-8

3.	We note your response to comment 10, which includes a table showing a reconciliation to the cash inflow of $1.9 million during the year ended September 30, 2022 relating to the Bank acquisition, net of cash acquired. Please provide us with an explanation and basis, including any reference to authoritative literature, supporting your reconciliation calculation, and presentation of this amount. Alternatively, tell us your consideration to present the cash flow impact as just the merger consideration of $8.4 million, net of cash acquired of $9.5 million.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

August 4, 2023

Response to Comment No. 3:

As discussed with the staff, and as noted within the acquisition reconciliation of the footnote to the statement of cash flows, there is a difference of $878,000 between the $1.914 million reported as cash inflow relating to the Citizens Bank of Cape Vincent acquisition and the cash flow impact of the merger consideration of $8.4 million, net of cash acquired of $9.5 million.

The underlying cause of the difference relates to purchase price accounting adjustments that were recorded near the time of the issuance of the financial statements. These adjustments were accurately reflected in the acquisition footnote to the audited financial statements, but the changes were not also reflected within the statement of cash flows.

The Company believes that the reclassification adjustments that were not reflected within the statement of cash flows do not materially misstate the financial statements and do not result in the financial statements being misleading to users of the financial statements, including possible investors.

The acquisition footnote within the audited financial statements clearly reflects the cash consideration paid, assets acquired, liabilities assumed and resulting goodwill that was recorded in connection with the acquisition of Citizens Bank of Cape Vincent.

See Exhibit A hereto for an analysis, with commentary, of the statement of cash flows for the year ending September 30, 2022, as presented within the audited financial statements, and also as recast with the reclassifications that would result from reclassifying the reconciling items identified.

The Company does not believe that making these reclassification adjustments to the cash flow statement would provide additional material or meaningful information to a user of the financial statements because the primary source of information regarding the acquisition of Citizens Bank of Cape Vincent is disclosed in the acquisition footnote to the audited financial statements which, as previously noted, is accurately stated. Any adjustment to the cash flow statement would not impact any regulatory ratios, nor have any impact on other financial statements or disclosures. The presented amount also does not have an impact on any debt covenants, earnings reports, or impact to management compensation.

Note 3 - Acquisition of Citizens Bank of Cape Vincent, page F-24

4.	We note your response to comment 11 and related revised disclosures beginning on page F-24. It appears that your revised disclosures include a full pro forma balance sheet and full pro forma statements of operations. Please revise to disclose only the supplemental pro forma information required by ASC 805-10-50-2(h)(3). In this regard, we note that the requirement is to disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

August 4, 2023

Response to Comment No. 4:

The disclosure has been revised to only provide the revenue and earnings of the combined entity, consistent with the requirements of ASC 805-10-50-2(h)(3). Please see the revised disclosure beginning on page F-24 of the prospectus included as part of the Amended Registration Statement.

Exhibit 8.2, page II-2

5.	In the final paragraph under “Limitations on Opinion” please clarify why it is “imperative that we be notified” if any facts change since you state in the following sentence that you have no obligation to update for changes in any facts.

Response to Comment No. 5:

The language referenced above has been removed from the New York state income tax opinion. Please see the updated New York state income tax opinion filed as Exhibit 8.2 to the Amended Registration Statement.

Exhibit 99.6, page II-2

6.	Reference is made to “Stock Order From 2.” An investor is not obligated to read the prospectus. Therefore please remove the certification that the investor read any portion of the prospectus including the summary of risk factors.

Response to Comment No. 6:

The language referenced above has been removed from the stock order form. Please see the updated stock order form filed as Exhibit 99.6 to the Amended Registration Statement.

*         *         *

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

August 4, 2023

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Stephen F. Donahoe

Stephen F. Donahoe

Enclosures

cc:	James Lopez, U.S. Securities and Exchange Commission

Robert Klein, U.S. Securities and Exchange Commission

Sarmad Makhdoom, U.S. Securities and Exchange Commission

Charles C. Van Vleet, Jr., Gouverneur Bancorp, Inc.

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP

EXHIBIT A

The following provides an analysis, with commentary, of the statement of cash flows for the year ended September 30, 2022, as presented within the audited financial statements, and also as recast with the reclassifications that would result from accurately reclassifying the reconciling items identified.

	As Stated		As Recast
	Year Ended September 30 2022	Reclassification	Year Ended September 30 2022	Commentary
Cash Flows from Operating Activities:
Net income	$1,527		$1,527
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan loss	61		61
Net amortization of deferred fees on loans	106		106
Net accretion (amortization) of securities premiums and discounts	(25)		(25)
Depreciation	138		138
Deferred income tax	385		385
Net realized gains on securities available for sale	-		-
Net realized losses on disposal of premises and equipment	1		1
Life insurance proceeds	-		-
Gain on life insurance death benefit	-		-
Loss on subsequent write-downs of REOs	25		25
Net realized gains on sale of foreclosed assets	(17)		(17)

Earnings on investment in life insurance	(137)		(137)
Compensation expense of stock options, ESOP and MRP	-		-

(Increase) decrease in accrued interest receivable and other assets	(2,300)	1,135	(1,165)	Although the increase in this line decreases; it does not change it to a provided by position.
Increase (decrease) in accrued interest payable and other liabilities	(2,273)	(495)	(2,768)	The increase in this line item results in a more significant decrease than originally disclosed.

Net Cash (Used in) Provided by Operating Activities	(2,509)	640	(1,869)	Although cash used in operating activities decreases; it does not change it from cash used in position to a cash provided by position.

	As Stated		As Recast
	Year Ended September 30 2022	Reclassification	Year Ended September 30 2022	Commentary
Cash Flows from Investing Activities:
Securities available for sale:
Proceeds from sales of securities Available for Sale (AFS)	$-		$-
Proceeds from maturities and principal reductions of securities AFS	2,119		2,119
Purchases of securities Available for Sale	(1,932)		(1,932)
Securities held to maturity - proceeds from maturities	1		1
Bank acquisition, net of cash acquired	1,914	(878)	1,036	Although cash provided as a result of the acquisition decreases; it does not change it to a use position. Also, as previously noted, most financial statement users will use the footnote disclosure as their primary source of information for this information versus the statement of cash flows.
Purchases of FHLB stock	(1)		(1)
Net (increase) decrease in loans receivable and loans held for sale	(2,129)	238	(1,891)	Although cash used to originate loans decreases; it does not change it from a use to provided by position.
Additions to premises and equipment	(188)		(188)
Purchase of life insurance policy	-		-
Proceeds from the sale of foreclosed assets	168		168

Net Cash Provided by (Used in) Investing Activities	(48)	(640)	(688)	Although cash used in investing activities increases; it does not change it from cash used in position to a cash provided by position.

Cash Flows from Financing Activities:
Net increase in deposits	6,010		6,010
Proceeds from borrowings	8,500		8,500

Repayments of borrowings	(8,500)		(8,500)
Exercise of stock options	-		-
Advance Payments by Borrowers for Property Taxes and Insurance, Net	(42)		(42)

Cash dividends paid	(116)		(116)

Net Cash Provided by Financing Activities	5,852		5,852	No impact.

	As Stated		As Recast
	Year Ended September 30 2022	Reclassification	Year Ended September 30 2022	Commentary
Net Increase in Cash and Cash Equivalents	$3,295	—	$3,295	No impact.

Cash and Cash Equivalents - Beginning of Year	11,049	—	11,049	No impact.

Cash and Cash Equivalents - End of Year	$14,344	—	$14,344	No impact.